UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Inspire Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

457733103

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York  10017
(212) 878-0600

Copies to:

Steven J. Gartner
 Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 457733103		Page 2 of 12 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS PRIVATE EQUITY IX, L.P. IRS Number 20-2975990
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 457733103		Page 3 of 12 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS IX LLC IRS Number 20-2528842
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 457733103		Page 4 of 12 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS PARTNERS, LLC IRS Number 13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 457733103		Page 5 of 12 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS & CO. IRS Number 13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 457733103		Page 6 of 12 Pages
1		NAME OF REPORTING PERSON WARBURG PINCUS LLC IRS Number 13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 457733103		Page 7 of 12 Pages
1		NAME OF REPORTING PERSON CHARLES R. KAYE
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 457733103		Page 8 of 12 Pages
1		NAME OF REPORTING PERSON JOSEPH P. LANDY
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 12 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2007 (as amended by Amendment No. 1 thereto previously filed with the SEC on August 10, 2009 and Amendment No. 2 thereto previously filed with the SEC on April 6, 2011, the “Original Schedule 13D”), on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP and WP LLC collectively being referred to as the “Warburg Pincus Reporting Persons”).  This Amendment No. 3 relates to the common stock, $0.001 par value per share (the “Common Stock”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender of Shares

Pursuant to the terms of the Merger Agreement (filed with the SEC as Exhibit 2.1 to the Company’s Form 8-K on April 8, 2011 and incorporated herein by reference), on April 15, 2011, Purchaser commenced the Offer to acquire all of the issued and outstanding shares of Common Stock of the Company at the Offer Price, without interest and less any applicable withholding tax.  Pursuant to the terms of the  Tender Agreement (filed with the SEC as Exhibit 99.8 to Amendment No. 2 of the Company’s Schedule 13D on April 6, 2011 and incorporated herein by reference), WP IX tendered all the WP Shares in the Offer.  The Offer expired at 12:00 midnight, New York City time, at the end of the day on Thursday, May 12, 2011, and on May 13, 2011, Purchaser accepted for payment all shares of Common Stock of the Company validly tendered and not properly withdrawn in the Offer, including the WP Shares, in accordance with the terms of the Offer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c), (d) and (e) of the Original Schedule 13D are hereby amended and restated in their entirety as set forth below:

(a)           As a result of the transactions described in Item 4 herein, none of the Warburg Pincus Reporting Persons beneficially own any shares of Common Stock of the Company as of May 13, 2011.

Page 10 of 12 Pages

(b)           As a result of the transactions described in Item 4 herein, none of the Warburg Pincus Reporting Persons beneficially own any shares of Common Stock of the Company as of May 13, 2011.

(c)           Except for the tender and acceptance of the WP Shares in the Offer as described in Item 4 herein, no transaction in the Common Stock was effected during the past sixty (60) days by any of the Warburg Pincus Reporting Persons or, to the knowledge of the Warburg Pincus Reporting Persons, any of their general partners, members or managing directors as set forth on Schedule I to the Original Schedule 13D.

(d)           Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be deemed to be beneficially owned by the Warburg Pincus Reporting Persons.

(e)    As a result of the transactions described in Item 4 herein, the Warburg Pincus Reporting Persons ceased to be the beneficial owners of any shares of Common Stock of the Company as of May 13, 2011.

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

 By:    Warburg Pincus IX LLC, its General Partner

   By:   Warburg Pincus Partners, LLC,
      its Sole Member

       By:   Warburg Pincus & Co.,
               its Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS IX LLC

By:    Warburg Pincus Partners, LLC,
         its Sole Member

   By:   Warburg Pincus & Co.,
            its Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

Page 12 of 12 Pages

WARBURG PINCUS & CO.

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Partner

WARBURG PINCUS LLC

By:    /s/ Scott Arenare
Name:  Scott A. Arenare
Title:  Managing Director

CHARLES R. KAYE

By:    /s/ Scott Arenare
Name:  Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

JOSEPH P. LANDY

By:    /s/ Scott Arenare
Name:  Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.